UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  July 9, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

July 9, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

BONTAN CORPORATION INC.

FOR IMMEDIATE RELEASE

Bontan Corporation Inc. Gets Approval For Listing In S & P Corporation Records

Toronto, July 9, 2004   --   Bontan Corporation Inc. (OTCBB: BNTNF) is pleased to announce that it has been approved for listing in Standard & Poor's ("S & P") Corporation Records. Its initial listing was published in S & P's Corporation Records News edition of July 6, 2004.

The company will also be entitled to the various other benefits such as:

  Blue Sky/Manual exemption trading in 37 states
  Coverage in MarketScope, a proprietary S & P service, which registers over one million hits per day and is used daily by over 100,000 investment professionals and brokers
  Coverage in S & P's widely utilized Stock Guide Database, which delivers key investment information to hundreds of thousands investment professionals via ADP, Reuters, Bridge and other quote vendors
  Bontan's profile to appear on S & P's website at www.advisorinsight.com

Mr. Kam Shah, CEO, commented, "We are happy to be included in a worldwide recognized securities manual. This exposure will improve dissemination of our corporate information to a wider audience of fund managers, brokers and investors, and will in turn greatly enhance the marketability of Bontan Corporation and its shares."

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an international diversified natural resource company that operates and invests in major exploration prospects. To date, Bontan has invested in two major projects: In the first project Bontan has secured the right to acquire an indirect participation interest in an onshore oil exploration program covering 8.8 million acres in Papua New Guinea, and in the second project Bontan has acquired Astrogemas Mineraçao Ltda of Brazil to facilitate the company's 50 per cent participation rights in two joint ventures to explore for and mine diamonds in the Coromandel region of Minas Gerais state in Brazil.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO, CFO at 416-860-0175.

For media relations, please contact Robert Kennedy at Current Capital Corp. at 416-860-0211 or visit the web site at www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.